QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 5
to
SCHEDULE TO
(Rule 14d-100)

Tender Offer Statement
Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

KELLWOOD COMPANY
(Name of Subject Company)

CARDINAL INTEGRATED, LLC
SCSF Equities, LLC
(Names of Filing Persons—Offeror)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

488044108
(CUSIP Number of Class of Securities)

Jason G. Bernzweig
SCSF Equities, LLC
5200 Town Center Circle, Suite 600
Boca Raton, Florida 33486
(561) 394-0550
(Name, Address and Telephone Number of Persons Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copy to:
Stephen Fraidin
Thomas W. Christopher
Kirkland & Ellis LLP
Citigroup Center
153 E. 53rd Street
New York, New York 10022
(212) 446-4800

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$529,764,186	$20,819.74

*
Estimated for purposes of calculating the amount of the filing fee only. Calculated by multiplying $21.00, the per share tender offer price, by 25,226,866, which represents (i) 25,825,866 outstanding shares of Common Stock as of November 3, 2007 (according to the Subject Company's Quarterly Report on Form 10-Q for the period ended November 3, 2007), minus (ii) 2,562,000 shares of Common Stock beneficially owned by the filing persons as of the date hereof, and plus (iii) 1,963,000 shares of Common Stock subject to outstanding options as of November 3, 2007 (according to the Subject Company's Quarterly Report on Form 10-Q for the period ended November 3, 2007).

**
Calculated as 0.00393% of the transaction value. The amount of filing fee was calculated in accordance with Section 14(g)(3) of and Rule 0-11(d) under the Securities Exchange Act of 1934, as amended.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$20,820	Filing Party:	SCSF Equities, LLC
Form or Registration No.:	SC TO	Date Filed:	January 15, 2008
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

☐
Check the appropriate boxes to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☒
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Items 1 through 9, and Item 11

        This Amendment No. 5 to the Tender Offer Statement on Schedule TO amends and supplements the statement originally filed on January 15, 2008, as amended by Amendment No. 1 filed on January 15, 2008, Amendment No. 2 filed on January 28, 2008, Amendment No. 3 filed on February 6, 2008 and Amendment No. 4 filed on February 8, 2008 (as so amended, the "Schedule TO") by Cardinal Integrated, LLC, a Delaware limited liability company ("Purchaser"), and SCSF Equities, LLC, a Delaware limited liability company. This Schedule TO relates to the offer by Purchaser to purchase all the issued and outstanding shares of common stock, par value $0.01 per share (the "Common Stock"), of Kellwood Company, a Delaware corporation (the "Company"), and the associated Series A Junior Preferred Stock purchase rights (the "Rights," and together with the Common Stock, the "Shares") issued pursuant to the Amended and Restated Rights Agreement, dated as of April 19, 2007, between the Company and American Stock Transfer and Trust Company, as Rights Agent, for $21.00 per Share, net to the seller in cash (subject to applicable withholding taxes), without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 15, 2008 (the "Offer to Purchase"), and in the related Letter of Transmittal. The information set forth in the Offer to Purchase and the related Letter of Transmittal, in each case as amended, is incorporated herein by reference with respect to Items 1 through 9 and 11 of this Schedule TO.

        Except as specifically set forth herein, this Amendment does not modify any of the information previously reported on the Schedule TO.

        All capitalized terms used in this Amendment No. 5 without definition have the meanings ascribed to them in the Schedule TO.

Item 1. Summary Term Sheet

        SUMMARY TERM SHEET—The Summary Tem Sheet is hereby amended and supplemented by adding the following response to "WHAT DOES THE KELLWOOD BOARD OF DIRECTORS THINK OF THE OFFER" on page 4 of the Offer to Purchase:

  "    •    On February 10, 2008, Kellwood's Board of Directors recommended that stockholders tender their shares into this Offer. In making this recommendation, Kellwood's Board of Directors considered a number of factors, including its determination that the $21.00 per share offer price is fair, the absence of any superior offers, and their belief that a majority of the stockholders intend to tender their shares."

Item 4. Terms of the Transaction

        INTRODUCTION—The seventh paragraph under the heading "INTRODUCTION" on page 7 of the Offer to Purchase is hereby amended and supplemented by adding the following sentences at the end of the paragraph:

  "On February 10, 2008, Kellwood's Board of Directors recommended that stockholders tender their shares into this Offer. In making this recommendation, Kellwood's Board of Directors considered a number of factors, including its determination that the $21.00 per share offer price is fair, the absence of any superior offers, and their belief that a majority of the stockholders intend to tender their shares."

        INTRODUCTION—The eleventh paragraph under the heading "INTRODUCTION" on page 8 of the Offer to Purchase is hereby amended and restated in its entirety as follows:

  "According to the Company's Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Commission on January 28, 2008, as of January 18, 2008, there were 22,380,438 Shares outstanding and 1,965,211 Shares issuable upon exercise of outstanding stock options. SCSF currently owns 2,562,000 Shares, which were acquired in open market transactions. Based on the foregoing and assuming that (i) no Shares have been issued (including pursuant to the exercise of any options, warrants, convertible securities or other rights) or acquired by the Company after January 18, 2008 (other than as described in clause (iii) below), (ii) no options have been granted or expire after January 18, 2008 and (iii) all 1,965,211 Shares subject to issuance under the Company's stock option and other equity award programs have been issued at or prior to the consummation of the Offer, there would be 24,345,649 Shares outstanding immediately following consummation of the Offer, and, as a result, the Minimum Condition would be satisfied if Purchaser acquired 9,610,826 Shares in addition to the 2,562,000 Shares already owned by SCSF."

Item 11.    Additional Information

        On February 10, 2008, Purchaser and Cardinal Group Integrated, Inc., a Delaware corporation and a wholly-owned subsidiary of Purchaser ("Merger Sub"), entered into an Agreement and Plan of Merger (the "Merger Agreement") with Kellwood Company (the "Company"). A press release announcing the entry into the Merger Agreement is attached hereto as Exhibit (a)(16).

  The Offer

        Pursuant to the Merger Agreement, Purchaser has agreed that, subject to the terms of the Offer and to the prior satisfaction of each condition to the Offer, Purchaser will cause the Offer to expire by 12:00 midnight, New York City time, on February 12, 2008 (the "Initial Expiration Time"), and will purchase and pay for all Shares validly tendered and not withdrawn pursuant to the Offer as soon as practicable after the Initial Expiration Time. In addition, Purchaser will have the right (but not the obligation) to provide for a subsequent offering period. Unless the Merger Agreement is terminated pursuant to its terms, Purchaser has agreed that it will not (i) amend the Offer to provide for consideration other than cash or (ii) reduce the Offer Price below $21.00 per Share, unless the reduction in the Offer Price results solely from an adjustment to the Offer Price in connection with any stock split, stock dividend, reclassification or other like change with respect to the common stock of the Company.

        The Merger Agreement further provides that upon confirmation of receipt by the Depositary of funds sufficient for payment of Shares tendered in the Offer and from time to time thereafter, Purchaser will be entitled to designate a number of representatives on the Kellwood Board such that Purchaser's representatives shall constitute a majority of the members of the Kellwood Board and be proportionate in number to the percentage shareholding in the Company by Purchaser and its affiliates.

  The Merger

        The Merger Agreement further provides that, following the successful consummation of the Offer, Merger Sub will merge with and into the Company, with the Company as the surviving corporation of the merger and a wholly-owned subsidiary of Purchaser (the "Merger"). In the Merger, each share of common stock of the Company (other than those shares held by Purchaser, Merger Sub, the Company or any wholly-owned subsidiary of Purchaser, Merger Sub or the Company, and other than those shares held by stockholders who are entitled to and who properly exercise appraisal rights under Delaware law), will be converted into the right to receive $21.00 in cash (the "Merger Consideration"). In addition, all outstanding options to acquire shares of common stock of the Company will be cancelled and holders of such cancelled options will receive, in exchange for such cancellation, an amount in cash equal to the excess, if any, of (i) the Merger Consideration over (ii) the per share exercise price of such option, multiplied by the number of shares subject to the option. In the event the total number of Shares beneficially owned by Purchaser and its affiliates constitute more than 50% but less than 80% of the total number of Shares outstanding after the consummation of the Offer, Purchaser reserves the right to restructure the Merger such that Purchaser itself will merge with and into the Company.

  Certain Covenants

        Under the Merger Agreement, the Company has agreed that prior to the initial acceptance for payment by Purchaser of any Shares tendered in the Offer (such time, the "Acceptance Time"), the Company will terminate the cash tender offer commenced on January 9, 2008 for up to $60,000,000 aggregate principal amount of its 7 7/8% Senior Notes due July 15, 2009 (the "Debt Tender Offer"). The Company also agreed that, prior to the Acceptance Time, it will not draw down any amount under its current credit facility, will make all scheduled payments under its 7 7/8% Senior Notes due July 15, 2009 and 7 5/8% Debentures due October 15, 2017, and will not take any action that would be reasonably likely to cause the acceleration of the payment of, or give any person the right to accelerate the payment of, any long term indebtedness of the Company.

        In addition, the Company has agreed that prior to the Acceptance Time and upon receipt of written notice from Purchaser that there have been validly tendered and not withdrawn at least the number of Shares that, when added to Shares already owned by Purchaser and its affiliates, constitute a majority of the then outstanding Shares on a fully diluted basis, the Kellwood Board will take all necessary actions to (i) cause the Rights Agreement to be rendered inapplicable to the Offer, the Merger Agreement and the Merger, (ii) cause Article Sixteen of the Company's certificate of incorporation to be rendered inapplicable to the Offer, the Merger Agreement and the Merger, and (iii) cause the restrictions on business combinations set forth in Section 203 of the Delaware General Corporation Law (the "DGCL") and any other similar applicable law to be rendered inapplicable to the Offer, the Merger Agreement and the Merger.

        Pursuant to the Merger Agreement, the Company has granted Purchaser an irrevocable option (the "Top-Up Option") to purchase from the Company, at a price per Share equal to the Offer Price, that number of newly-issued Shares equal to the lowest number of Shares that, when added to the Shares owned by Purchaser and its affiliates, will constitute one Share more than the number of Shares necessary to effect a "short form merger" under the applicable provisions of the DGCL. The Top-Up Option is exercisable once within 10 business days after the later of Purchaser's deposit of funds necessary for payment of the tendered Shares and the expiration of any subsequent offering period.

        In the event the number of Shares tendered in the Offer, together with the number of Shares owned by Purchaser and its affiliates and, if applicable, the number of Shares issued pursuant to the Top-Up Option, is insufficient to effect a "short form merger" under the DGCL and a meeting of the Company's stockholders is required to approve the Merger Agreement, the Merger Agreement requires the Company to duly call, give notice of and hold a meeting of its stockholders for purposes of approving the Merger Agreement as promptly as practicable following the Acceptance Time. Purchaser and Merger Sub have agreed to vote all Shares owned by them in favor of the adoption of the Merger Agreement and the consummation of the Merger at such stockholder's meeting.

        The consummation of the Merger is subject to limited conditions, including (i) approval of the Merger Agreement by the Company's stockholders, if required under the DGCL, (ii) the absence of any legal prohibition that would prevent consummation of the Merger, (iii) purchase by Purchaser of the Shares tendered in the Offer, and (iv) removal of certain impediments to the Offer and the Merger by the Kellwood Board.

  Effectiveness and Termination

        Certain provisions of the Merger Agreement, including those concerning the agreement to consummate the Merger, the Top-Up Option and the stockholders' meeting, will only become effective if there have been validly tendered and not withdrawn at least the number of Shares that, when added to Shares already owned by Purchaser and its affiliates, constitute a majority of the then outstanding Shares on a fully diluted basis.

        The Merger Agreement may be terminated at any time upon mutual agreement of Purchaser and the Company, or by either party if there is any law prohibiting or otherwise preventing the consummation of the Offer or the Merger, or if an injunction, order, decree or ruling has been entered prohibiting or otherwise preventing the Offer or the Merger and such injunction, order, decree or ruling has become final and non-appealable.

        The Merger Agreement may also be terminated prior to the Acceptance Time under the following circumstances:

  (i)
  either Purchaser or the Company may terminate the Merger Agreement if the Offer expires or is terminated in accordance with its terms without Purchaser having accepted for payment such number of Shares that, when added to the Shares already owned by Purchaser and its affiliates, constitute a majority of the Shares outstanding on a fully diluted basis; provided, however, that such termination right is not available to any party whose breach of the Merger Agreement has resulted in (x) the failure of any condition to the Offer to be satisfied or (y) the expiration or termination of the Offer without Purchaser having accepted for payment of such number of Shares that, when added to the Shares already owned by Purchaser and its affiliates, constitute a majority of the Shares outstanding on a fully diluted basis;

  (ii)
  Purchaser may terminate the Merger Agreement if the Company has failed to terminate the Debt Tender Offer prior to the Acceptance Time or remove any of certain specified impediments to the Offer and/or the Merger prior to the Acceptance Time;

  (iii)
  the Company may terminate the Merger Agreement if Purchaser has breached any of its obligations under the Merger Agreement with respect to the expiration of the Offer and payment of Offer Price; or

  (iv)
  either Purchaser and the Company may terminate the Merger Agreement if prior to the Acceptance Time, the Kellwood Board has determined in good faith to pursue a bona fide competing proposal to acquire all of the Company's capital stock or all or substantially all of the Company's assets that, the Kellwood Board determines in good faith, is reasonably likely to be consummated and, if consummated, would be reasonably likely to have an economic benefit to the stockholders of the Company equivalent to selling their Shares at a purchase price exceeding $21.00 per Share.

        The foregoing summary of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Merger Agreement attached hereto as Exhibit (d)(1) and incorporated herein by reference.

Item 10.    Financial Statements of Certain Bidders. Not applicable.

Item 12.    Material to Be Filed as Exhibits.

(a)(1)	Offer to Purchase dated January 15, 2008.*
(a)(2)	Form of Letter of Transmittal.*
(a)(3)	Form of Notice of Guaranteed Delivery.*
(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(5)	Form of Letter to Clients.*
(a)(6)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(7)	Summary Advertisement as published in The Wall Street Journal on January 15, 2008.*
(a)(8)	Press Release issued by Sun Capital Securities Group, LLC on January 15, 2008.*
(a)(9)	Equity Commitment Letter from Sun Capital Partners V, L.P. to Purchaser dated January 15, 2008.*
(a)(10)	Kellwood Fact Sheet dated January 15, 2008.*

(a)(11)	Investor Presentation dated January 15, 2008.*
(a)(12)	Transcript of Conference Call held by Purchaser on January 15, 2008.*
(a)(13)	Press Release issued by Sun Capital Securities Group, LLC on January 28, 2008.*
(a)(14)	Press Release issued by Sun Capital Securities Group, LLC on February 6, 2008.*
(a)(15)	Press Release issued by Sun Capital Securities Group, LLC on February 8, 2008.*
(a)(16)	Press Release issued by Sun Capital Securities Group, LLC on February 11, 2008.
(b)	None.
(d)(1)	Agreement and Plan of Merger, dated as of February 10, 2008, by and among Cardinal Integrated, LLC, Cardinal Group Integrated, Inc. and Kellwood Company.
(g)	None.
(h)	None.

*
Previously filed.

Item 13.    Information Required by Schedule 13E-3. Not applicable.

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2008

CARDINAL INTEGRATED, LLC
By:	/s/ JASON G. BERNZWEIG Name: Jason G. Bernzweig Title: Vice President

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2008

SCSF EQUITIES, LLC
By:	/s/ JASON G. BERNZWEIG Name: Jason G. Bernzweig Title: Vice President

EXHIBIT INDEX

Exhibit No.
(a)(1)	Offer to Purchase dated January 15, 2008.*
(a)(2)	Form of Letter of Transmittal.*
(a)(3)	Form of Notice of Guaranteed Delivery.*
(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(5)	Form of Letter to Clients.*
(a)(6)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(7)	Summary Advertisement as published in The Wall Street Journal on January 15, 2008.*
(a)(8)	Press Release issued by Sun Capital Securities Group, LLC on January 15, 2008.*
(a)(9)	Equity Commitment Letter from Sun Capital Partners V, L.P. to Purchaser dated January 15, 2008.*
(a)(10)	Kellwood Fact Sheet dated January 15, 2008.*
(a)(11)	Investor Presentation dated January 15, 2008.*
(a)(12)	Transcript of Conference Call held by Purchaser on January 15, 2008.*
(a)(13)	Press Release issued by Sun Capital Securities Group, LLC on January 28, 2008.*
(a)(14)	Press Release issued by Sun Capital Securities Group, LLC on February 6, 2008.*
(a)(15)	Press Release issued by Sun Capital Securities Group, LLC on February 8, 2008.*
(a)(16)	Press Release issued by Sun Capital Securities Group, LLC on February 11, 2008.
(b)	None.
(d)(1)	Agreement and Plan of Merger, dated as of February 10, 2008, by and among Cardinal Integrated, LLC, Cardinal Group Integrated, Inc. and Kellwood Company.
(g)	None.
(h)	None.

*
Previously filed.

QuickLinks

  Items 1 through 9, and Item 11
  Item 11. Additional Information
  Item 10. Financial Statements of Certain Bidders. Not applicable.
  Item 12. Material to Be Filed as Exhibits.
  Item 13. Information Required by Schedule 13E-3. Not applicable.
EXHIBIT INDEX